Exhibit 99.1

June 22, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FATALITY AT GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”) regrets to report the fatality of a contract miner that occurred on Wednesday, June 22 due to an isolated rock fall at the Guanajuatito Mine, part of the Guanajuato Mine Complex (“GMC”) in Mexico.

"We feel great sadness over the loss of one of our colleagues, and we offer our sincere condolences to his family and friends,” stated Robert Archer, President and CEO. “The safety of employees and contractors remains the top priority for the Company and we are continuing with a complete safety review across all of our operations that began earlier in the year."

The Company is assessing the cause of the incident and has reported it to the relevant authorities. Any necessary steps to prevent the recurrence of such accidents will be taken immediately. Great Panther is fully committed to providing a safe working environment by striving to eliminate safety and health hazards to the fullest extent possible. While the area where the accident occurred has been closed for investigation, the rest of the GMC operations are unaffected.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert Archer

President & CEO

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com